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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                        (Amendment No. _______________)*


                           Endocardial Solutions, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   292962 10 7
 ------------------------------------------------------------------------------
                                 (CUSIP Number)
                            Carol E. Malkinson, Esq.
                                 Medtronic, Inc.
                             7000 Central Ave. N.E.
                          Minneapolis, Minnesota 55432
                                  (612)514-4000
 ------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 30, 1998
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.    292962 10 7                         Page     2     of    7   Pages
-------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Medtronic, Inc.
                    41-0793183
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |_|

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    WC
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                   |_|


---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Minnesota
---------------------------------------------- -------- ------------------------
                                      7     SOLE    VOTING    POWER    2,174,404
                                            (includes  447,554  shares which may
                                            be   purchased   upon   exercise  of
                                            exercisable warrant)
                  NUMBER OF
                                  ----------------------------------------------
                   SHARES             8     SHARED VOTING POWER
                BENEFICIALLY
                  OWNED BY                  0
                                  ----------------------------------------------
                    EACH              9     SOLE DISPOSITIVE POWER
                  REPORTING                 2,174,404 (includes 447,554 shares
                   PERSON                   which may be purchased upon exercise
                                            of exercisable warrant)
                    WITH
                                  ----------------------------------------------
                                     10     SHARED DISPOSITIVE POWER

                                            0
---------- ---------------------------------------------------------------------
   11      AGGREGATE  AMOUNT   BENEFICIALLY   OWNED  BY  EACH  REPORTING  PERSON
           2,174,404 (includes 447,554 shares which may be purchased upon exercise of exercisable warrant)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                              |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.14%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    HC
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No.    292962 10 7                      Page     3     of    7   Pages
--------------------------------------------------------------------------------

---------- ---------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Medtronic Asset Management, Inc.
                    41-1721127
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) |_|
                                                                       (b) |_|

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    AF
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|


---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Minnesota
---------------------------------------------- -------- ------------------------
                                            7     SOLE VOTING POWER
                                            2,174,404 (includes 447,554 shares
                                            which may be purchased pursuant to
                  NUMBER OF                 exercisable warrant)
                                            ------------------------------------
                   SHARES                   8     SHARED VOTING POWER
                BENEFICIALLY
                  OWNED BY                        0
                                            ------------------------------------
                    EACH                    9     SOLE DISPOSITIVE POWER
                  REPORTING                 2,174,404 (includes 447,554 shares
                                            which may be purchased pursuant to
                   PERSON                   exercisable warrant)
                                            ------------------------------------
                    WITH                    10    SHARED DISPOSITIVE POWER

                                                  0
---------- ---------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,174,404 (includes 447,554 shares which may be purchased pursuant to exercisable warrant)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                               |_|
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.14%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    CO
---------- ---------------------------------------------------------------------

Item 1.  Security and Issuer

The class of equity security to which this statement relates is the Common Stock, $.01 par value, of Endocardial Solutions, Inc. The name and address of the principal executive offices of the issuer of such securities are Endocardial Solutions, Inc., 1350 Energy Lane, Suite 110, St. Paul, Minnesota 55108.

Item 2.  Identity and Background

(a), (b) and (c)

Medtronic, Inc., 7000 Central Ave. N.E., Minneapolis, Minnesota 55432, is a Minnesota corporation, principally engaged in the business of therapeutic medical technology, specializing in implantable and interventional therapies. Medtronic Asset Management, Inc., 7000 Central Ave. N.E., Minneapolis, Minnesota 55432, a Minnesota corporation ("MAMI"), is a wholly-owned subsidiary of Medtronic, Inc. through which Medtronic, Inc. holds certain investments. Information is provided below with respect to persons who are directors and executive officers of the reporting persons.

William W. George, Chairman, Chief Executive Officer and Director, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Arthur D. Collins, Jr., President, Chief Operating Officer and Director, Medtronic, Inc., and President and Director, MAMI, 7000 Central Avenue N.E., Minneapolis, MN 55432;
Glen D. Nelson, M.D., Vice Chairman and Director, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
William R. Brody, M.D., Ph.D., Director, Medtronic, Inc., President, The Johns Hopkins University, 3400 North St. Charles St., 242 Garland Hall, Baltimore, MD 21218;
Paul W. Chellgren, Director, Medtronic, Inc., Chairman and Chief Executive Officer, Ashland, Inc., 1000 Ashland Drive, Russell, KY 41114;
Antonio M. Gotto, Jr., M.D., Director, Medtronic, Inc., Dean, Cornell University Medical College, Medical Affairs Provost, Cornell University Office of the Dean, 1300 York Avenue, New York, NY 10021;
Bernadine P. Healy, M.D., Director, Medtronic, Inc., Dean, College of Medicine, Ohio State University, 254 Meiling Hall, 370 W. 9th Avenue, Columbus, OH 43210; Thomas E. Holloran, Director, Medtronic, Inc., Professor, Graduate School of Business, University of St. Thomas, 1000 LaSalle Avenue - Suite 343, Minneapolis, MN 55403-2005;
Richard L. Schall, Director, Medtronic, Inc., Consultant, 4900 IDS Center, 80 South 8th Street, Minneapolis, MN 55402; Jack W. Schuler, Director, Medtronic, Inc., Chairman, Stericycle, Inc., 1419 Lake Cook Road, Suite 410, Deerfield, IL 60015;
Gerald W. Simonson, Director, Medtronic, Inc., President and Chief Executive Officer, Omnetics Connector Corporation, 7260 Commerce Circle East, Fridley, MN 55432;
Gordon M. Sprenger, Director, Medtronic, Inc., Executive Officer, Allina Health System, 5601 Smetana Drive, Minneapolis, MN 55440;
Richard A. Swalin, Ph.D., Director, Medtronic, Inc., Professor Emeritus, The University of Arizona, 4715 East Fort Lowell Road, Tucson, AZ 85712;
Bobby I. Griffin, Executive Vice President, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Bill K. Erickson, Senior Vice President and President, Americas, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;

Janet S. Fiola, Senior Vice President, Human Resources, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
B. Kristine Johnson, Senior Vice President and Chief Administrative Officer, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Philip M. Laughlin, Senior Vice President and President, Cardiac Surgery, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Ronald E. Lund, Senior Vice President, General Counsel and Secretary, Medtronic, Inc., and Vice President, Secretary and Director, MAMI, 7000 Central Avenue N.E., Minneapolis, MN 55432;
Stephen H. Mahle, Senior Vice President and President, Pacing, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
John A. Meslow, Senior Vice President and President, Neurological, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Robert L. Ryan, Senior Vice President and Chief Financial Officer, Medtronic, Inc., and Chief Financial Officer and Director, MAMI, 7000 Central Avenue N.E., Minneapolis, MN 55432;
Barry Wilson, Senior Vice President and President, Europe, Middle East and Africa, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432.

(d) and (e)

To the knowledge of the reporting persons, neither the reporting persons nor any of the persons listed above has, during the last five years, been convicted in a criminal proceeding or was, during the last five years, a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the individuals referred to above are United States citizens, except Mr. Wilson, who is a dual citizen of the United Kingdom and South Africa.

Item 3.  Source and Amount of Funds or Other Consideration

On January 30, 1998, a License Agreement was entered into between Endocardial Solutions, Inc. ("ESI") and Medtronic, Inc. Pursuant to the License Agreement, Medtronic, Inc. licensed certain technology to ESI and, in consideration therefor, (i) cash was paid by ESI to Medtronic, Inc., (ii) a warrant (the "Initial Warrant") was issued to MAMI and (iii) ESI agreed to issue, at some time in the future subject to certain conditions and contingencies, an additional warrant (the "Additional Warrant"). In connection with execution of the License Agreement, ESI and MAMI also entered into a Registration Rights
Agreement which gives MAMI certain demand and piggy-back registration rights with respect to the shares obtained on exercise of the Initial and Additional Warrants.

The Initial Warrant authorizes MAMI to purchase, at any time and from time to time to and including January 30, 2002, 447,554 shares of ESI Common Stock at a price of $11.1125 per share.

The Additional Warrant will be a five-year warrant to purchase 223,777 shares of ESI's Common Stock and will be issued to Medtronic, Inc. or to a subsidiary designated by it, generally upon the earlier of (i) the date of the first commercial introduction of a product using the licensed technology (the "Product Introduction"), (ii) the 24-month anniversary of the License Agreement or (iii) a change of control of ESI; provided, that if the Product Introduction has not occurred on or prior to the 24-month anniversary of the License Agreement and ESI elects not to issue the Additional Warrant until the Product Introduction, the technology license becomes nonexclusive. The exercise price of the Additional Warrant generally will be 1.25 times the average closing price of ESI's Common Stock for the 20 trading days prior to issuance of the Additional Warrant; provided, however, if the issuance is due to a change of control of ESI, the exercise price will be the average closing price of such Common Stock for the 20 trading days prior to the announcement of the proposed change of control. The Additional Warrant will become exercisable one year after its issuance or immediately prior to the earlier change of control of ESI.

If any shares are purchased pursuant to the exercise of the Initial Warrant or the Additional Warrant, the funds for the purchase will be provided out of the working capital of MAMI following a capital contribution in like amount made by Medtronic, Inc., which owns all the issued and outstanding shares of MAMI.

Item 4.  Purpose of Transaction

MAMI has acquired the Warrants and shares of ESI Common Stock solely for investment purposes. Based upon its evaluation of ESI's financial condition, market conditions and other factors it may deem material, the reporting persons may seek to acquire additional shares of ESI Common Stock in the open market or in private transactions, or may dispose of all or any portion of the shares currently owned or which may be acquired upon exercise of the Warrants. The reporting persons presently do not have any definitive plans or proposals that relate to or would result in transactions of the kind described in paragraphs
(a) through (j) of Item 4 of Schedule 13D, but may, at any time and from time to time, review, reconsider and discuss with ESI or others the reporting persons' positions with respect to ESI which could thereafter result in the adoption of such plans or proposals.

Item 5.  Interest in Securities of the Issuer

(a) Medtronic, Inc., through MAMI, is the beneficial owner of 2,174,404 shares of Common Stock of ESI (including 447,554 shares which are not outstanding but which may be purchased upon exercise of a currently exercisable warrant), which represents approximately 23.14% of the outstanding Common Stock of ESI (assuming exercise of the warrant). To the knowledge of the reporting persons, no other person named in Item 2 beneficially owns any ESI shares.

(b) Medtronic, Inc., through MAMI, has the sole power to vote and the sole power to dispose of all shares of ESI Common Stock beneficially owned by it.

(c) The only transaction in the Common Stock of ESI that was effected by any person named in paragraph (a) above during the past 60 days is the acquisition of a warrant to purchase 447,554 shares as reported in Item 3 above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to a License Agreement dated January 30, 1998, ESI has issued a warrant to MAMI to purchase 447,554 shares of ESI Common Stock. See Item 3.

Item 7.  Material to Be Filed as Exhibits

Exhibit A -Agreement by the persons filing this Form 13D to make a joint filing.

Exhibit B - Warrant to purchase 447,554 shares of Endocardial Solutions, Inc.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 6, 1998

                         MEDTRONIC, INC.


                         By    /s/ Ronald E. Lund
                               Ronald E. Lund
                               Senior Vice President, General Counsel and
                               Secretary



                        MEDTRONIC ASSET MANAGEMENT, INC.


                         By     /s/ Ronald E. Lund
                                Ronald E. Lund
                                Vice President and Secretary

                                  EXHIBIT INDEX



Exhibit     Description

  A           Agreement as to Joint Filing

  B           Warrant to Purchase 447,554 shares of Endocardial Solutions, Inc.

                                                                       EXHIBIT A


     The undersigned hereby agree to file a joint Schedule 13D with respect to the interests of the undersigned in Endocardial Solutions, Inc. and that the
Schedule 13D to which this Exhibit A is attached has been filed on behalf of each of the undersigned.





February 6, 1998                  MEDTRONIC, INC.



                                  By /s/ Ronald E. Lund
                                    Ronald E. Lund
                                    Its Senior Vice President, General Counsel
                                    and Secretary

                                  MEDTRONIC ASSET MANAGEMENT, INC.



                                  By /s/ Ronald E. Lund
                                    Ronald E. Lund
                                    Vice President and Secretary

                                                                       EXHIBIT B

THIS WARRANT, AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE HEREOF, HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE REOFFERED OR SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF, EXCEPT PURSUANT TO (1) REGISTRATION OR
(2) AN OPINION OF COUNSEL FOR THE COMPANY OR OTHER COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED.


                                     WARRANT

                               To Purchase 447,554
                            Shares of Common Stock of

                           ENDOCARDIAL SOLUTIONS, INC.

                                January 30, 1998


     Endocardial Solutions, Inc., a Delaware corporation (the "Company"), for value received, hereby certifies that Medtronic Asset Management, Inc., a Minnesota corporation, or its registered assigns (the "Holder"), is entitled, subject to the terms set forth below, upon exercise of this Warrant to purchase from the Company, at any time or from time to time on or after the date hereof and on or before 11:59 p.m. (Minneapolis, Minnesota time) on the four-year anniversary of the date hereof, up to Four Hundred Forty-seven Thousand Five Hundred Fifty-four (447,554) shares of Common Stock, $.01 par value, of the Company ("Common Stock") at a purchase price per share equal to $11.1125 (subject to adjustment in accordance with Section 4 hereof), which number of shares the Company hereby represents and warrants to equal five percent (5%) of the total number of shares of Common Stock issued and outstanding on the date hereof, and which per share purchase price the Company hereby represents and warrants to equal the average closing price of Common Stock for the twenty (20) trading days ending on and including the trading day immediately preceding the date hereof. The shares issuable upon exercise or conversion of this Warrant, and the purchase price per share, each as adjusted from time to time pursuant to the provisions of this Warrant, are hereinafter referred to as the "Warrant Shares" and the "Exercise Price," respectively.

     This Warrant is further subject to the following provisions, terms and conditions:

Exercise of Warrant. This Warrant may be exercised by the Holder, in whole or in part (but not as to any fraction of a share of Common Stock), by surrendering this Warrant, with the Exercise Form attached hereto as Exhibit A filled-in and duly executed by such Holder or by such Holder's duly authorized attorney, to the Company at its principal office accompanied by payment of the Exercise Price in the form of a check or wire transfer in the amount of the Exercise Price multiplied by the number of shares as to which the Warrant is being exercised.

Conversion of Warrant.

     The Holder shall also have the right (the "Conversion Right") to convert all or any portion of this Warrant into such number of shares (rounded to the nearest whole share) of Company Common Stock equal to the quotient obtained by dividing (i) the "Aggregate Warrant Spread" as of the date the Conversion Right is exercised, by (ii) the "Market Price of the Common Stock" as of the date the Conversion Right is exercised. The Conversion Right shall be exercisable at any time or from time to time prior to expiration of this Warrant by surrendering this Warrant with the Conversion Form attached hereto as Exhibit B filled-in and duly executed by such Holder or by such Holder's duly authorized attorney to the Company at its principal office.

     For purposes of this Section 2, the "Aggregate Warrant Spread" of all or a portion of this Warrant as of a particular date shall equal (i) the Market Price of the Common Stock multiplied by the number of shares of Common Stock purchasable upon exercise of all or such portion of this Warrant on such date, minus (ii) the Exercise Price multiplied by the number of shares of Common Stock purchasable upon exercise of all or such portion of this Warrant on such date. For purposes of this
          Section 2, the "Market Price of the Common Stock" as of a particular date shall equal: (i) if the Common Stock is traded on an exchange or is quoted on either the Nasdaq National Market or Small-Cap Market, then the average of the closing or last sale prices, respectively, reported for the ten (10) trading days immediately preceding such date, or (ii) if the Common Stock is not traded on an exchange, the Nasdaq National Market, or the Nasdaq Small-Cap Market but is traded in the local over-the-counter market, then the average of the mid-points between the highest bid and lowest asked quotations for each of the ten (10) trading days immediately preceding such date.

Effective Date of Exercise or Conversion. Each exercise or conversion of this Warrant shall be deemed effective as of the close of business on the day on which this Warrant is surrendered to the Company as provided in Section 1 or Section 2(a) above. At such time, the person or persons in whose name or names any certificates for Warrant Shares shall be issuable upon such exercise or conversion shall be deemed to have become the holder or holders of record of the Warrant Shares represented by such certificates. Within ten (10) days after the exercise or conversion of this Warrant in full or in part, the Company will, at its expense, cause to be issued in the name of and delivered to the Holder or such other person as the Holder may (upon payment by such Holder of any applicable transfer taxes) direct: (i) a certificate or certificates for the number of full Warrant Shares to which such Holder is entitled upon such exercise or conversion, and (ii) unless this Warrant has expired, a new Warrant or Warrants (dated the date hereof and in form identical hereto) representing the right to purchase the remaining number of shares of Common Stock, if any, with respect to which this Warrant has not then been exercised or converted.

Adjustments to Exercise Price. The above provisions are, however, subject to the following:

     (i) If the Company shall at anytime after the date of this Warrant subdivide or combine the outstanding shares of Common Stock or declare a dividend payable in Common Stock, then the number of shares of Common Stock for which this Warrant may be exercised as of immediately prior to the subdivision, combination or record date for such dividend payable in Common Stock shall forthwith be proportionately decreased, in the case of combination, or increased, in the case of subdivision or dividend payable in Common Stock.

     (ii) If the Company shall at anytime after the date of this Warrant subdivide or combine the outstanding shares of Common Stock or declare a dividend payable in Common Stock, the Exercise Price in effect immediately prior to the subdivision, combination or record date for such dividend payable in Common Stock shall forthwith be proportionately increased, in the case of combination, or decreased, in the case of subdivision or dividend payable in Common Stock.

If any capital reorganization or reclassification of the capital stock of the Company, or share exchange, combination, consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets to another corporation shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for Common Stock, then, as a condition of such reorganization, reclassification, share exchange, combination, consolidation, merger or sale, lawful and adequate provision shall be made whereby the Holder shall thereafter have the right to receive upon exercise of this Warrant upon the basis and upon the terms and conditions specified in this Warrant and in lieu of the shares of the Common Stock of the Company into which this Warrant was immediately theretofore exercisable or convertible, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock into which this Warrant was immediately theretofore exercisable had such reorganization, reclassification, share exchange, combination, consolidation, merger or sale not taken place, and in any such case appropriate provisions shall be made with respect to the rights and interests of Holder to the end that the provisions hereof (including without limitation provisions for adjustments of the Exercise Price and of the number of shares purchasable upon exercise or conversion of this Warrant) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise or conversion hereof. The Company shall not effect any such share exchange, combination, consolidation, merger or sale, unless prior to the consummation thereof the successor corporation (if other than the Company) resulting from such share exchange, combination, consolidation or merger or the corporation purchasing such assets shall assume by written instrument executed and mailed to the Holder at the last address of such Holder appearing on the books of the Company, the obligation to deliver to such Holder such shares of stock, securities or assets which, in accordance with the foregoing provisions, such Holder may thereafter be entitled to receive upon exercise or conversion of this Warrant.

If at anytime after the date of this Warrant the Company distributes to all holders of Common Stock any assets (excluding ordinary cash dividends), debt securities, or any rights or warrants to purchase debt securities, assets or other securities (including Common Stock), the Exercise Price shall be adjusted in accordance with the formula:

                E1 = E x (O x M) - F
                     ---------------
                        O x M

      where:

             E1 =     the adjusted Exercise Price.
             E  =     the current Exercise Price.
             M  =     the  average  market  price of  Common  Stock for the 30
                      consecutive trading days commencing 45 trading days before the record date mentioned below.
             O  =     the number of shares of Common Stock  outstanding on the
                      record date mentioned below.
             F  =     the  fair  market  value  on  the  record  date  of  the
                      aggregate  of all assets,  securities,  rights or warrants
                      distributed.   The  Company's  Board  of  Directors  shall
                      determine the fair market value in the exercise of its reasonable judgment.

     The adjustment shall be made successively whenever any such distribution is made and shall become effective immediately after the record date for the determination of stockholders entitled to receive the distribution.

          (d) Upon any adjustment of the Exercise Price, then and in each such case, the Company shall give written notice thereof, by first class mail, postage prepaid, addressed to the Holder of this Warrant at the address of such Holder as shown on the books of the Company, which notice shall state the Exercise Price resulting from such adjustment and the increase or decrease, if any, in the number of shares for which this Warrant may be exercised, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

Common Stock. As used herein, the term "Common Stock" shall mean and include the Company's presently authorized shares of common stock and shall also include any capital stock of any class of the Company hereafter authorized which shall not be limited to a fixed sum or percentage in respect of the rights of the holders thereof to participate in dividends or in the distribution, dissolution or winding up of the Company.

No Voting Rights. This Warrant shall not entitle the Holder to any voting rights or other rights as a shareholder of the Company unless and until exercised or converted pursuant to the provisions hereof.

Exercise or Transfer of Warrant or Resale of Common Stock. The Holder, by acceptance hereof, agrees to give written notice to the Company before transferring this Warrant, in whole or in part, or transferring any shares of Common Stock issued upon the exercise or conversion hereof, of such Holder's intention to do so, describing briefly the manner of any proposed transfer. Such notice shall include an opinion of counsel reasonably satisfactory to the Company that (i) the proposed exercise or transfer may be effected without registration or qualification under the Securities Act of 1933, as amended (the "Act") and any applicable state securities or blue sky laws, or (ii) the proposed exercise or transfer has been registered under such laws. Upon delivering such notice, such Holder shall be entitled to transfer this Warrant or such Warrant Shares, all in accordance with the terms of the notice delivered by such Holder to the Company, provided that an appropriate legend may be endorsed on the certificates for such shares respecting restrictions upon transfer thereof necessary or advisable in the opinion of counsel to the Company to prevent further transfer which would be in violation of Section 5 the Act and applicable state securities or blue sky laws.

     If in the opinion of counsel to the Company or other counsel reasonably acceptable to the Company the proposed transfer or disposition of this Warrant or the Warrant Shares described in the written notice given pursuant to this
Section 7 may not be effected without registration of this Warrant or the Warrant Shares, the Company shall promptly give written notice thereof to the Holder within 10 days after the Company receives such notice, and such holder will limit its activities in respect to such as, in the opinion of such counsel, is permitted by law.

Covenants of the Company. The Company covenants and agrees that all shares which may be issued upon conversion of this Warrant will, upon issuance, be duly authorized and issued, fully paid, nonassessable and free from all taxes, liens and charges with respect to the issue thereof. The Company further covenants and agrees that the Company will at all times have authorized, and reserved for the purpose of issue upon exercise hereof, a sufficient number of shares of its Common Stock to provide for the exercise of this Warrant.

Certain Notices. The Holder shall be entitled to receive from the Company immediately upon declaration thereof and at least thirty (30) days prior to the record date for determination of shareholders entitled thereto or to vote thereon (or if no record date is set, prior to the event), written notice of any event which could require an adjustment pursuant to Section 4 hereof or of the dissolution or liquidation of the Company. All notices hereunder shall be in writing and shall be delivered personally or by telecopy (receipt confirmed) to such party (or, in the case of an entity, to an executive officer of such party) or shall be sent by a reputable express delivery service or by certified mail, postage prepaid with return receipt requested, addressed as follows:

if to Medtronic, to:

         Medtronic, Inc.
         Corporate Center
         7000 Central Avenue N.E.
         Minneapolis, MN 55432

with separate copies thereof addressed to:

         Attention: General Counsel
         FAX (612) 572-5459

         Attention: Vice President, Corporate Development and
                    Associate General Counsel
         FAX (612) 572-5404

if to the Company to:

         Endocardial Solutions, Inc.
         1350 Energy Lane, Suite 110
         St. Paul, MN 55108-5254
         Attention:        President and Chief Executive Officer
         FAX (612) 644-7897

     Any party may change the above-specified recipient and/or mailing address by notice to all other parties given in the manner herein prescribed. All notices shall be deemed given on the day when actually delivered as provided above (if delivered personally or by telecopy) or on the day shown on the return receipt (if delivered by mail or delivery service).

Registration Rights. The Holders of this Warrant and the Warrant Shares are entitled to the rights and benefits of all of the terms, provisions and conditions of that certain Registration Rights Agreement dated January 30, 1998 between Medtronic, Inc. and the Company, provided an express sharing or assignment of such rights and benefits is made to each such Holder by such Holder's transferor.

Miscellaneous.

     No amendment, modification or waiver of any provision of this Warrant shall be effective unless he same shall be in writing and signed by the holder hereof.

     This Warrant shall be governed by and construed in accordance with the laws of the State of Minnesota.

                       (Signatures on the following page)

     IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by its authorized officer and dated as of the date stated above.

                                     ENDOCARDIAL SOLUTIONS, INC.


                                     By:
                                     James W. Bullock,  President and Chief
                                     Executive  Officer

                                                                       Exhibit A


NOTICE OF  EXERCISE OF WARRANT -- To Be  Executed  by the  Registered  Holder in
     Order to Exercise the Warrant


     The undersigned hereby irrevocably elects to exercise the attached Warrant to purchase, for cash pursuant to Section 1 thereof, ________________ shares of Common Stock issuable upon the exercise of such Warrant. The undersigned requests that certificates for such shares be issued in the name of __________________________________. If this Warrant is not fully exercised, the undersigned requests that a new Warrant to purchase the balance of shares remaining purchasable hereunder be issued in the name of ____________________.



Date:  _________, ______            ______________________________________
                                    [name of registered Holder]


                                    ______________________________________
                                    [signature]


                                    ______________________________________
                                    [street address]


                                    ______________________________________
                                    [city, state, zip]


                                    ______________________________________
                                    [tax identification number]

                                                                       Exhibit B


NOTICE OF  CONVERSION OF WARRANT -- To Be Executed by the  Registered  Holder in
     Order to Convert the Warrant on a Cashless Basis

     The undersigned hereby irrevocably elects to convert, on a cashless basis, a total of ______________ shares of Common Stock otherwise purchasable upon exercise of the attached Warrant into such lesser number of shares of Common Stock as determined by Section 2 of the Warrant. The undersigned requests that certificates for such shares be issued in the name of __________________________________. If this Warrant is not fully converted, the undersigned requests that a new Warrant to purchase the balance of shares remaining purchasable hereunder be issued in the name of ____________________.



Date:  _________, ______               _________________________________
                                       [name of registered Holder]


                                       _________________________________
                                       [signature]


                                       _________________________________
                                       [street address]


                                       _________________________________
                                       [city, state, zip]


                                       _________________________________
                                       [tax identification number]